OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Keezel, Inc.

20377 SW Acacia Street, 2nd Floor
Newport Beach, CA 92660

https://www.keezel.us

Up to 1,070,000 of Unsecured Subordinated Convertible Promissory Notes (Convertible into Shares of Series B Nonvoting Common Stock)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Up to $1,070,000

Keezel, Inc.

Unsecured Subordinated Convertible Promissory Notes convertible into shares of Series B Nonvoting Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Keezel, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Unsecured Subordinated Convertible Promissory Notes of the Company (the "Securities" or "Notes") that are convertible into shares of Series B Nonvoting Common Stock of the Company. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "you."

We are offering up to $1,070,000 principal amount of our Notes on a "best efforts" basis in the offering of Securities described in this Form C (this "Offering"). The Offering may continue until the earlier of the sixtieth (60th) day after the Offering commences (which date may be extended at our option) or the date when all the Notes have been sold. The Notes will be priced at $1.00 per Note. If we raise more than the maximum offering amount in this offering under Regulation Crowdfunding (also referred to as "Regulation CF"), we may conduct an offering under Regulation D for subscribers who are accredited investors.

Our target offering amount under Regulation CF is $10,000. We will accept investments in excess of the target amount up to $1,070,000. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated as we determine.

The minimum amount of securities that can be purchased is 350 Notes ($350.00) per Purchaser (which may be waived by the Company, in its sole and absolute discretion). Generally, the aggregate purchase price of the Notes you buy in this offering may not exceed 10% of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Notes and we cannot guarantee that such a trading market for our Notes will ever exist. Please see "*The Offering and the Securities--Restrictions on Transfer.*" The offer made hereby is subject to modification,

prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute an Investment Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through StartEngine Capital LLC as intermediary (the "Intermediary"). The Intermediary will be entitled to receive a cash fee equal to 6% of the total purchase price for Securities sold to Purchasers in the Offering.

	Price to Purchasers	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$350.00	$21.00	$329.00
Aggregate Minimum Offering Amount	$10,000.00	$600.00	$9,400.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1) Does not include other expenses of the Offering, including professional fees of the Company's advisors such as attorneys and accountants, costs of securities compliance, transfer agent fees and escrow fees.

Multiple Closings

If we reach the target offering amount prior to the Offering deadline, we may conduct the first of multiple closings of the Offering early, if we provide notice about the new Offering deadline at least five business days prior (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). In the event we conduct multiple closings, we will not issue Notes until the sixtieth (60th) day after the Offering commences, which is the expected termination date of the Offering (which date may be extended at our option).

Perks

The Company is offering investors the following perks, which are not cumulative unless otherwise indicated below, in connection with the following investment levels in the Offering:

$500 – If you invest $500, you will receive a $40 voucher for purchases on keezel.us or keezel.co (redeemable for current and future products)

$1,000 – If you invest $1,000, you will receive a $100 voucher for purchases on keezel.us or keezel.co (redeemable for current and future products)

$2,500 – If you invest $2,500, you will receive Keezel Lifelong + extra 3 color caps

(white, blue and gold)

$5,000 – If you invest $5,000, you will receive dinner with founders in Los Angeles or Amsterdam (flight and stay not included) + all perks from $2,500 level

$10,000 – If you invest $10,000, you will receive quarterly investor update calls + all perks from $5,000 level

$25,000 – If you invest $25,000, you will receive a factory tour in China (flight and stay not included) + all perks from $10,000 level

All prior indiegogo backers and pre-order customers who invest in the Offering at any level will receive 3 extra color caps (white, blue and gold)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia,

Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

The date of this Form C is July 31, 2017 .

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITIES, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF

AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE

TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO

DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward- looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these

forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of Notes being offered	10,000 Notes ($10,000)
Total Notes outstanding after offering (if minimum amount reached)	10,000 Notes ($10,000)
Maximum amount of Notes being offered	1,070,000 Notes ($1,070,000)
Total Notes outstanding after offering (if	1,070,000 Notes ($1,070,000)

maximum amount reached)	
Purchase price per Note	$1.00
Minimum investment amount per investor	350 Notes ($350)
Offering deadline	The sixtieth (60th) day after the Offering commences
Use of proceeds	See the description of the use of proceeds herein.
Voting Rights	See the description of the voting rights herein.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000 in unsecured subordinated convertible promissory notes (the "Notes") in this offering. The Company is attempting to raise a minimum amount of $10,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by the sixtieth (60th) day after the Offering commences (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "Maximum Amount") and the additional Securities will be allocated as determined by the Company.

If the Company raises more than the maximum offering amount in this offering, it may conduct an offering under Regulation D for subscribers who are accredited investors. Any Notes issued in a Regulation D offering will have the same terms set forth below. However, the Company may grant investors in any Regulation D offering different rights with respect to access to information.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Notes, you must make a commitment to purchase by

completing the Investment Agreement. Purchaser funds will be held in escrow with Prime Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) business days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon a closing of the Offering and, upon the Offering deadline, the Purchaser will receive the Notes in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and, upon the Offering deadline, the Purchaser will receive Notes via the Company's transfer agent in exchange for his or her investment.

Investment Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the

Offering is $350.

The Offering is being made through StartEngine Capital, LLC, the Intermediary. The following sets forth the compensation being paid in connection with the Offering.

Cash Commission/Fee (%)

6% of the gross proceeds received by the Company from investors.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

CrowdManage will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Interest Rate and Maturity of Notes

The Notes will bear an interest rate of 5% simple interest annually and will mature two years from the date of issuance. The Notes will be issued as of the sixtieth (60th) day after the Offering commences, which is the expected termination date of the Offering (which date may be extended at our option). Interest will start to accrue on the issuance date, and will be paid in arrears at maturity in cash or, at the Company's option, in shares of Series B Nonvoting Common Stock at a conversion price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the interest payment date.

Conversion terms

The principal and accrued but unpaid interest under the Notes convert into shares of Series B Nonvoting Common Stock at maturity or upon a qualified equity financing, a change in control of the Company or a firm commitment underwritten initial public offering ("IPO"). The conversion price of the Notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing or (b) in the event a qualified equity financing does not take place prior to the maturity date, at the Company's option, the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date. If prior to conversion or repayment in full of the Notes, the Company consummates a change in control or an IPO, the conversion price of the Notes will equal 80% of the per share price (x) received by the holders of the Series A Voting Common Stock (whether in the form of cash, securities or other property) in the change of control or (y) offered to the public in the IPO, as applicable. A qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the existing convertible notes in an equity financing resulting in gross proceeds to the Company of at least $4,000,000 at a pre-money valuation of at least $4,000,000, excluding the conversion of the existing convertible Notes. A change in control means (a) the acquisition of the Company by another entity by means of any transaction (including, without limitation, any reorganization, merger, reverse merger or consolidation), or (b) a sale of all or substantially all of the assets of the Company, but does not include (i) any transaction in which the stockholders of the Company prior to the transaction hold more than 50% of the voting securities of the surviving or acquiring entity immediately after the transaction (other than in a reverse merger between the Company and a public shell company), (ii) any transaction for the sole purpose of changing the Company's domicile or (iii) the sale of the Company's equity securities in any private equity financing, the principal purpose of which is to raise funds for the continued operation of the Company.

Voting and Control

Neither the Notes nor the Series B Nonvoting Common Stock into which the Notes convert have voting rights.

The following table sets forth who has the authority to make certain Company appointments:

Appointment of the Board of Directors of the Company	Series A Voting Common Stock Holders
Appointment of the Officers of the Company	Board of Directors

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

The Notes being offered (and the shares of Series B Nonvoting Common Stock issuable upon conversion of the Notes) may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501 of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

In the event the Purchaser desires to transfer the Securities, the Company has a right of first refusal to repurchase the Securities on the same terms offered to the transferee. The Investment Agreement also contains drag-along provisions requiring the Purchaser to sell his or her shares of Series B Nonvoting Common Stock in the event of a change in control of the Company. In the event of a change in control or IPO of our parent corporation, Keezel Netherlands, (i) any outstanding Notes will accelerate at an increased accrued interest rate of 10% per annum as if outstanding for two years and will be repaid in cash and (ii) any outstanding Series B Nonvoting Common Stock from the conversion of Notes may, at the Company's option, be repurchased at fair market value at the time of such event. The terms of the Notes may be amended by the Company and holders of a majority in interest of the aggregate outstanding principal balance under the Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS, INCLUDING BUT NOT LIMITED TO THE TAXATION OF INTEREST AND CERTAIN PERKS RECEIVED BY THE PURCHASER.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of the Business

The Company was formed in April 2017 to market, sell and distribute, exclusively in the North American countries of the United States, Canada and Mexico, security services and portable, one-button internet encryption devices that are developed and

manufactured by its parent corporation, Keezel Netherlands, for the Company pursuant to an Intellectual Property License and Reseller Agreement. The Company plans to sell directly to consumers and businesses, including telecom providers, cable providers, vpn providers and information security providers. The Company also may sell such security services and devices indirectly through distributors.

Business Plan

In order to execute on its sales strategy for North America, the Company plans to hire an experienced Vice President of Sales in the United States. The Company aims to sell Keezel products and services through three principal sales channels:

- The online store at www.keezel.us

The Company expects to generate online sales through the use of a data driven approach, including using social media platforms to find new potential customers. Part of the proceeds of this Offering will be used to build the Company's website. Once it is built, the Company plans to optimize its website with the help of split testing, which involves showing two different web pages to similar visitors at the same time to determine which of the two web pages results in higher conversion rates, in an effort to reduce the costs of acquiring new customers. In addition, the Company plans to create a referral and affiliate program to help reach higher sales numbers.

- Retailers and e-tailers

The Company plans to hire a retail consulting agency with experience in bringing similar products into retail and e-tail stores. With their help, the Company plans to get Keezel devices on shelves of big-box retailers such as Best Buy and e-tailers such as Amazon.

- Reseller partnerships with Telecom providers, Cable providers, VPN providers, Information Security providers, and other partners such as in the hospitality industry

The Company plans to form relationships with various partners with the goal of having access to a wider customer base.

Intellectual Property License and Reseller Agreement

Keezel Netherlands has granted to Keezel, Inc. the following exclusive rights in the United States, Canada and Mexico: (a) the right to sell proprietary hardware security (with embedded software) devices and related services and (b) a license to exercise intellectual property rights in conjunction with distributing and selling such devices and services.

History of the Business

The Company has not yet sold any products or services to the public. However, the Company's parent corporation, Keezel Netherlands, has sold and delivered 500 Keezel devices to customers who backed the product through Keezel Netherlands' crowdfunding and pre-orders on Keezel Netherlands' website.

Competition

The Company's primary competitors are other internet security product, services and software companies.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer products and services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base

The Company acquires Keezel products and services from its parent corporation, Keezel Netherlands. Keezel Netherlands currently manufactures the Keezel product in the Shenzhen area in China. Keezel Netherlands has engaged Concentric Consulting to optimize the supply chain and provide quality assurance.

The Company plans to sell products and services to consumers through direct sales on its website and in retail stores and indirectly through partnerships.

Intellectual Property and Research and Development

Pursuant to the Intellectual Property License and Reseller Agreement between us and Keezel Netherlands, we have rights to use intellectual property owned by Keezel Netherlands, including issued and pending patents and trademarks.

Real Property

The Company does not own or lease any real property, but uses office space of an

incubator.

Governmental/Regulatory Approval and Compliance

Our industry is subject to many regulations in the various countries where we intend to distribute the Keezel product and services. Non-compliance with laws and regulations could materially adversely affect our business. Such regulation could harm our business by limiting the size of the potential market for the product and services and by requiring additional differentiation between products and services for different countries to address varying regulations. If our Company and our advisors do not successfully respond to these regulations, sales may decrease and our business may suffer. Generally, any failure of the Company to comply with laws and regulatory requirements applicable to our business may, among other things, limit our ability to generate revenue, and, in addition, could subject us to higher costs, damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability.

Our business does not have a direct environmental impact.

Litigation

None.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Aike Mueller

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Chief Executive Officer and Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Chief Executive Officer and Director of Keezel Netherlands, February 2015 –

Present

Management Consultant at RMBG July 2014 – January 2015. Cybersecurity consultancy for companies.

Education

MSc, Information Management (Tilburg University)

MSc, Executive Master of IT Auditing (Erasmus University Rotterdam)

Name

Friso Schmid

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer, Treasurer, Secretary and Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-founder, Chief Operating Officer and Director of Keezel Netherlands, February 2015 – Present

Co-founder of Jobsy, 2014-2015, running the company for data-driven career advice platform.

Education

MSc, International Economics and Business Studies (Erasmus University Rotterdam)

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. Messrs. Müller and Schmid intend to spend an appropriate amount of time on the business of each of the Company and Keezel Netherlands.

Name

Aike Müller

All positions and offices held with the Company and date such position(s) was held

with start and ending dates

President, Chief Executive Officer and Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Chief Executive Officer and Director of Keezel Netherlands, February 2015 – Present

Management Consultant at RMBG July 2014 – January 2015. Cybersecurity consultancy for companies.

Education

MSc, Information Management (Tilburg University)

MSc, Executive Master of IT Auditing (Erasmus University Rotterdam)

Name

Friso Schmid

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer, Treasurer, Secretary and Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-founder, Chief Operating Officer and Director of Keezel Netherlands, February 2015 – Present

Co-founder of Jobsy, 2014-2015, running the company for data-driven career advice platform.

Education

MSc, International Economics and Business Studies (Erasmus University Rotterdam)

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	**Person/Entity**
Issuance of additional securities	Board of Directors

Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors and Series A Voting Common Stockholder

Indemnification

Indemnification is authorized by the Company to directors and officers acting in their professional capacity pursuant to Delaware law, and the Company has entered into indemnification agreements with its directors and officers. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts incurred in connection with actual or threatened actions, suits or proceedings involving such person.

Employees

The Company currently doesn't have employees.

Other

The Company's principal address is 20377 SW Acacia Street, 2nd Floor, Newport Beach, CA 92660.

The Company's telephone number is (949) 386-1550.

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

The team

Officers and directors

Aike Müller	Co-founder / CEO (2014 - Present)

Friso Schmid	Co-founder (2014 - Present)

Aike Müller
Aike Müller is founding father of the Keezel. He is a network security expert specialized in cybersecurity whose career in information management and IT security began as an M&A IT expert at PwC. He went on to co-found a government-contract consulting firm specializing in automated assurance. He developed Keezel as a solution to security issues he encountered while working at client locations. In his spare time he hacks together solutions for his smart home.

Friso Schmid
Friso Schmid is co-founder and the business strategist of Keezel. He started his career as an IT consultant at Capgemini. He went on to join a government-contract consulting firm where he met and worked with Aike. Friso has worked for over 10 years in IT, startups and online marketing. From 2013 - 2015 Friso helped co-found online job site Jobsy. Most recently, Friso and Aike rejoined in 2013 to work on the early version of Keezel.

Related party transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons: Securities The Company sold 7,100,000 shares of its Series A Voting Common Stock to its parent corporation, AvocadoNinja, BV, for an aggregate purchase price of $710. Messrs. Müller and Schmid own a controlling interest in AvocadoNinja, BV. Contracts Keezel Netherlands has granted to Keezel, Inc. the following exclusive rights in the United States, Canada and Mexico: (a) the right to sell proprietary hardware security (with embedded software) devices and related services and (b) a license to exercise intellectual property rights in conjunction with distributing and selling such devices and services. Under this arrangement, Keezel, Inc. will pay Keezel Netherlands a percentage fee based on product gross revenue plus a fixed fee per hardware unit sold by Keezel, Inc., subject to adjustment after annual review. For example, in the first year, based on a selling price of $600 for the most popular product, the Keezel Lifelong, the total fee would be $210 for each such product sold. The Company may loan approximately $300,000 of the proceeds from this Offering to its parent corporation, Keezel Netherlands, at an interest rate of 5% per annum, to fulfill a backlog of existing pre-orders by customers of Keezel Netherlands for the Keezel product. Messrs. Müller and Schmid own a controlling interest in AvocadoNinja, BV (Keezel Netherlands).

RISK FACTORS

These are the principal risks that related to the company and its business:

- **A crowdfunding investment involves risk.** You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Purchasers must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
- **We are a newly-created company, with no operating history, and are marketing and selling our first product and services to a geographically limited area.** The Company was formed in April 2017 and is marketing, selling and distributing its first product and services to North America. Investment in the Company is highly speculative because it entails significant risk that we may never become commercially viable. We will be reliant on our parent corporation, Keezel Netherlands, to manufacture the Keezel product and develop future products and services for us on a timely basis. Our sales will be geographically limited to the North American countries of the United States, Canada and Mexico, and we will be prohibited from selling products or services outside of these of countries due to the fact that such international sales will be carried out by our parent corporation, Keezel Netherlands. Accordingly, we will not be able to grow our sales or business beyond North America. While the funds raised through this Offering will be used to fund the launch of our sales and marketing of the Keezel product and services in North America, we may require additional funding after this Offering to grow operations. We may not be successful in such operations. As a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We are subject to all of the risks that are commonplace among newly-formed businesses and should be considered as a startup business with significant risk that may face various difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching projected goals and milestones; competition from larger, more established companies; and difficultly recruiting and retaining qualified employees and other personnel. The Company may encounter these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that its business model and plans will be successful or that it will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies continue as a going concern.
- **Our future revenue is unpredictable and is based upon a single initial product.**

We cannot guarantee that the Keezel product or any future products will be successfully manufactured and delivered by our parent corporation, Keezel Netherlands, or that our sales of such products will be profitable. Our business is speculative and dependent upon the acceptance of the Keezel products and services and the effectiveness of our marketing program to convince consumers to choose such products and services. We cannot assure that consumers will accept these products and services or that we will earn any revenues or profit. Investors may lose their entire investment. In addition, there is a substantial risk that we may not receive sufficient funding after this offering to grow operations. It is also difficult to accurately forecast our revenues and operating results, and they may fluctuate in the future due to a number of factors. These factors include, but are not limited to, consumer acceptance of the Keezel products and services, competition from other market participants, and adverse changes in general economic, industry and regulatory conditions and requirements.

- **The loss of key personnel, or the inability to attract talent, could adversely impact our business.** Our success is largely dependent on the retention of certain key personnel, including, but not limited to, our Chief Executive Officer, President and member of the board of directors, Aike Müller, and our Chief Financial Officer, Treasurer, Secretary and member of the board of directors, Friso Schmid. Messrs. Müller and Schmid also serve in management roles at our parent corporation, Keezel Netherlands, and their attention could be diverted from our company which would harm our business. Our success also will be dependent on the hiring and retention of sales and marketing personnel. There are no guarantees that we will find the right type of personnel who will be able to sell enough of the Keezel products and services. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent. The inability to attract or the loss of services of these personnel from our Company could adversely affect our business, projected sales, revenue and prospects. Competition for qualified personnel in the internet security industry is high, and we may have difficulty in hiring and/or retaining necessary personnel for a variety of reasons, including, without limitation, such competitive nature.
- **We face significant market competition from larger competitors.** While many new products and services are regularly introduced in our industry, it is increasingly difficult to produce high-quality products and services and to predict, prior to completing product development, what products and services will succeed. Competitors often develop products and services that could replicate or compete with products and services of competitors, which in turn hinders growth of a customer base and profitability. Products and services produced by our competitors may take a larger share of customer spending than anticipated, which could cause our sales of the Keezel product and services to fall below expectations. Consumers may lose interest in the Keezel product and services. If our competitors develop more successful products and services and/or offer competitive products and services at lower prices, our revenues, margins and profitability could be impaired. Our competitors include very large corporations with significantly greater financial, marketing and other resources than we have. The availability of significant financial resources is a major competitive factor in

the sales and marketing of high-quality products and services that are ultimately well-received. Our larger competitors may be able to leverage their greater financial, technical, personnel, and other resources to finance larger budgets for sales and marketing, and make higher offers to licensors and developers for commercially desirable products and services as well as adopt more aggressive pricing policies to develop more commercially successful products and services. In addition, larger competitors may have greater leverage with distributors, retailers and other players.

- **If the Keezel product does not function as consumers expect, it may have a negative impact on our business and model.** If the Keezel product does not function as consumers expect, our projected sales may suffer and it may negatively impact our business. Re-developing the product to satisfy consumers could adversely impact the product and disappoint consumers. Additionally, if consumers do not find the Keezel product compelling, our projected revenue and sales will decrease and it will negatively impact our business.
- **Consumers may choose other products and services and/or technology experts may favor other products and services, and if consumers do not find the Keezel product and services compelling then our projected revenue will decline.** The security-conscious consumer base will drive our revenue and success. The internet security industry is a highly speculative and competitive industry, and consumers and technology experts may be critical of the Keezel product, services or business practices for a wide variety of reasons. If consumers choose other products and services and/or technology experts favor other products and services (whether by any action or inaction of our company or the Keezel product and services), our projected revenue and business will decline. In addition, if the Keezel product does not function as consumers anticipate, if consumers find products and services that are more satisfying from their perspective, and/or if consumers do not find the Keezel product and services compelling to their satisfaction, consumers may choose other products and services (or otherwise elect to just not use the Keezel product and services), which would have a negative impact on our business. Many of these factors are subjective and outside of the Company's control.
- **Investors may suffer potential loss or dissolution and termination.** In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.
- **Actual results may vary from any projection we present.** We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict.

While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

- **If general economic conditions decline, demand for the Keezel product and services could decline.** The Keezel product and services will involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of a product and services like the Keezel product and services, during periods in which favorable economic conditions prevail. As a result, the Keezel product and services will be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our selling and promotional expenses in an effort to offset that reduction, and could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and liquidity.
- **Our operating costs are unpredictable.** In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or the product and services would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.
- **The Company will need more money.** The Company might not sell enough Notes in this Offering to meet its operating needs and fulfill its plans. Even if it sells all the Notes it is Offering now, it will probably need to raise more funds in the future, and if it can't raise such funds, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.
- **If we issue debt that is senior to the Notes, noteholders' rights could be impaired, and if we issue additional shares of our stock, stockholders may experience dilution in their ownership of our company.** We have the right to raise additional capital or incur borrowings from third parties to finance our business. In the future we may issue more debt or more shares of our common stock. Consequently, noteholders' rights could be impaired and stockholders may experience more dilution in their ownership of our company in the future.
- **We rely on a single third party to provide the Keezel products and services essential to the success of our business.** We rely on our parent corporation, Keezel Netherlands, to provide the Keezel products and services for us to market, sell and distribute exclusively in North America pursuant to an Intellectual Property License and Reseller Agreement. We purchase these products and services from Keezel Netherlands under a transfer pricing arrangement that is subject to annual review and could result in an increase in costs in any given year depending on industry standards and our business operations. It is possible that Keezel Netherlands will fail to perform its obligations or will perform them in an unacceptable or untimely manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these

losses. An increase in transfer pricing or a disruption in the operations of Keezel Netherlands or its suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on Keezel Netherlands and its performance.

- **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two.
- **There is no public market for the securities and you will have to hold your securities indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your securities, or a sale of the business.** Currently, there is no public or other trading market for the securities and there is no current intent to create a public market for the securities. Further, there can be no assurance that the Company will be able to facilitate a private sale of your securities or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Company is of a long-term nature. Accordingly, purchasers of securities will bear the economic risk of investment for an indefinite period of time.
- **Marketing costs are volatile and can impact our growth and profitability.** Marketing of the Keezel product and services and the Company can be done through a variety of outlets, and part of the success of the Keezel product and services may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain players. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.
- **We may experience significant revenue fluctuations due to a variety of factors.** We may experience significant fluctuations in sales of the Keezel product and services due to a variety of factors, including the timing of the release of the product and services, the popularity of the product and services, the timing of customer purchases, fluctuations in the size and rate of growth of consumer demand for the product and services, and the accuracy of forecasts of consumer demand. Our expectations of future revenue are based on certain assumptions and projections, and our operating results will be disproportionately and adversely affected by a failure of the Keezel product and services to meet sales expectations. There can be no assurance that we can maintain consistent revenue, and any significant fluctuations in revenue may reduce the value of your investment.
- **If the Keezel product contains defects, the product's and the Company's reputation could be harmed and revenue would be adversely affected.** The Keezel product is a complex device. Quality controls to detect defects are subject to human error, overriding, and reasonable resource constraints. If quality controls

and preventative measures are not effective in detecting defects in the Keezel product before it is released into the marketplace, we may have to recall all or a significant number of the Keezel devices that we deliver to customers. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value of your investment.

- **If the Keezel product is compromised by hackers, it could harm the Company's customers and damage the Company's reputation which would adversely affect revenue.** The Keezel device was designed to protect customers and their data from hacking. If hackers are successful in defeating the security of the Keezel device, it could harm our customers and damage our reputation. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value of your investment.
- **If the Keezel product infringes on the intellectual property rights of others, costly litigation would negatively affect sales and our business may suffer.** Infringement claims against the Company or Keezel Netherlands, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require Keezel Netherlands to stop development, redesign the product or obtain a license to such intellectual property, or require us to stop selling the Keezel devices, all of which would be costly and may increase costs and/or negatively affect revenues received by the Company and the value of your investment. We cannot be certain that the Keezel device will not infringe on issued trademarks, patents, and copyright rights of others. Our Company may be subject to legal proceedings and claims from time to time in our ordinary course of business arising out of intellectual property rights of others. These legal proceedings can be very costly, and thus can negatively affect the results of our operations.
- **There can be no assurance that the Keezel product will be delivered on the projected timeline or at all, or that the product will function as intended once delivered.** There can be no assurance that Keezel Netherlands can deliver the Keezel product to us in a timely manner. Investors must consider that we may not be able to procure from Keezel Netherlands a device that we can effectively distribute or market in North America. There can be no assurance that Keezel Netherlands will be able to deliver the product to us on time or at all, or that the product will function as intended once delivered. Additionally, if Keezel Netherlands becomes subject to bankruptcy or a similar proceeding or loses its ability to attract and retain qualified personnel, it may not be able to sustain operations, continue to supply us with the Keezel product and services or may develop a product and services that fail to attract consumers, and consequently our business would be materially adversely affected, as would the value of your investment.
- **The Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) will not be freely tradable until one year from the initial purchase date. Although the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Notes (and the

Series B Nonvoting Common Stock issuable upon conversion of the Notes). Because the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) may also adversely affect the price that you might be able to obtain for the Notes (and the Series B Nonvoting Common Stock issuable upon conversion of the Notes) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

- **Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.** No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.
- **There can be no Guarantee of Return on Investment.** There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.
- **The Company has the right to extend the Offering deadline.** The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise at least the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. In addition, even though funds may be released to the Company in multiple closings, the Notes will not be issued and distributed to you until the Offering deadline and your investment will not begin accruing interest until the issuance date of such Notes.
- **There is no present market for the Securities and we have arbitrarily set the price and the conversion formula.** We have arbitrarily set the price of the Securities and their conversion formula with reference to the general status of the securities

market and other relevant factors. The Offering price for the Securities and the conversion formula should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

- **The rights of holders of the Notes will be those of general unsecured creditors, and the Series B Nonvoting Common Stock issued upon conversion of the Notes will be equity interests in the Company and will not constitute indebtedness.** As general unsecured creditors, the rights of the holders of the Notes will rank junior to any senior or secured indebtedness. The Series B Nonvoting Common Stock issued upon conversion of the Notes will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Series B Nonvoting Common Stock and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Notes and the Series B Nonvoting Common Stock will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Notes and the Series B Nonvoting Common Stock.
- **The Company is controlled by its parent corporation, Keezel Netherlands.** The Company's parent corporation, Keezel Netherlands, owns all of the Company's Series A Voting Common Stock, and, if the Notes are converted into Series B Nonvoting Common Stock in the future, will continue to hold all of the Company's voting stock. As a result, if investors in this offering receive equity, they will be minority stockholders of a subsidiary and will not have the ability to influence a vote by the shareholders or the board of directors or any matters relating to the Company.
- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of securities issued in the future with rights that are superior to the Notes or the Series B Nonvoting Common Stock into which the Notes may convert.
- **Your ownership of the shares of Series B Nonvoting Common Stock upon conversion of the Notes will be subject to dilution.** Purchasers do not have preemptive rights. If the Company conducts subsequent offerings of securities, issues shares pursuant to a compensation plan or otherwise issues additional shares, investors who acquire shares through the conversion of Notes purchased

in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances and the value of the Company's assets at the time of issuance.

- **There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.
- **The Company does not anticipate paying any cash dividends for the foreseeable future.** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series B Nonvoting Common Stock. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- AvocadoNinja, BV, 100.0% ownership, Series A Voting Common Stock

Classes of securities

- Series A Voting Common Stock: 7,100,000

Capitalization

The Company’s authorized capital stock consists of 10,000,000 shares of Common

Stock, of which 7,100,000 shares are designated Series A Voting Common Stock, par value $0.0001 per share, all of which are currently outstanding, and 2,900,000 shares are designated Series B Nonvoting Common Stock, par value $0.0001 per share, none of which are currently outstanding. The Company has issued the following outstanding securities:

Type of security	**Series A Voting Common Stock**
Amount outstanding	7,100,000 shares
Voting Rights	The holders of Series A Voting Common Stock are entitled to one vote for each share of such common stock held at all meetings of stockholders (and written actions in lieu of meetings). Holders of record of the Company's Series A Voting Common Stock are entitled to elect directors as described in the Board Composition.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes being offered	The Series B Nonvoting Common Stock into which the Notes convert have no voting rights.
Percentage ownership of the company by holders of the Series A Voting Common Stock (assuming conversion of all convertible securities at a valuation of $4,000,000)	77.3%
Percentage voting power of the company held by holders of the Series A Voting Common Stock (assuming conversion of all convertible securities)	100%

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Holders of our Series A Voting Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Holders of our Series B Nonvoting Common Stock (into which the Notes are convertible) are not entitled to vote on any matters.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Ownership

Prior to the Offering, the Company is a wholly-owned subsidiary of Keezel Netherlands. Messrs. Müller and Schmid own a controlling interest in Keezel Netherlands.

Following the Offering, and assuming conversion of all the Notes at a valuation of $4,000,000, the Purchasers will beneficially own nonvoting equity representing approximately 0.27% of the Company if the Minimum Amount is raised and approximately 22.7% if the Maximum Amount is raised.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with our parent corporation, Keezel Netherlands. As a result, Keezel Netherlands has the ability to make all major decisions regarding the Company. As a holder of the Notes,you will have no voting rights. Even upon conversion of the Notes purchased in this offering, you will have no voting rights and will hold a minority interest in the Company, and our parent corporation Keezel Netherlands will still control the Company. In that case, as a minority holder of Series B Nonvoting Common Stock you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial

public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible notes, preferred shares or warrants, into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share into which the notes may convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends,preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a"down round," meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares.Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a"price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-04-27.

Financial Condition

Results of Operation

The Company believes that prior earnings and cash flows are not indicative of future earnings and cash flows because the initial Keezel device has not yet been distributed by the Company.

The Company has not yet generated any revenues and does not anticipate doing so until the initial Keezel device has been distributed by the Company, which the Company does not anticipate occurring until the fourth quarter of 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: 1) Distribute first product and services; and 2) Build team and execute on strategy to increase marketing, sales and distribution.

The Company expects gross expenses of $10,000 to $50,000 per month for the next 12 months depending on the size of the sales team needed.

We'll set up distribution partnerships in the US, to grow our customer base and get the Keezel product on the shelves of your favorite store. Our goal is to sell and distribute a range of security devices and services that cater to the needs of consumers and businesses. By partnering with telecom providers, information security companies and VPN providers we aim to leverage their existing customer bases and grow the Keezel brand, Keezel product sales and the value of the product to its users.We'll hire a sales VP to build relationships with etailers and retailers in the US. We'll expand sales activity and product development to get results in B2B market. We'll develop more partnerships with VPN, Telecom & Cable providers and Infosec companies. We'll launch a second generation of Keezels to grow our market share and technological lead.

Liquidity and Capital Resources

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds" to execute on our business strategy to market, sell and distribute the Keezel device. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have no cash on hand.

The Company believes that the proceeds from the Offering will be sufficient to meet its expected cash requirements for currently planned operations for the next 12 months. In order for the Company to take advantage of growth opportunities and ultimately achieve profitability, it may be required to obtain capital from external

sources, increase revenues and reduce operating costs. However, there can be no assurance that the Company's operations will become profitable or that external sources of financing, including the issuance of debt and/or equity securities, will be available at times and at terms acceptable to the Company, or at all. The issuance of additional equity or convertible debt securities will also cause dilution to the Company's stockholders.

The Company's primary sources of capital are proceeds from the Offering, other sales of equity or debt securities, and sales of products and services.

Capital Expenditures and Other Obligations

The Company has made no capital expenditures in the past two years and intends to make the following capital expenditures in the near future: Personal computers for the Vice President of Sales

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Indebtedness

The Company has no material debt outstanding.

Recent offerings of securities

- 2017-07-19, Section 4(a)(2), 7100000 Series A Voting Common Stock. Use of proceeds: These shares of Series A Voting Common Stock were sold to our parent corporation, AvocadoNinja, BV, for an aggregate purchase price of $710 and such capital will be used for general corporate purposes.

Valuation

$4,000,000.00

The Notes are valued at face value. Upon conversion of the Notes, the value ascribed to the Company will depend on the factors described below in "The Offering and The Securities – The Securities – Conversion Terms". Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

USE OF PROCEEDS

The following table lists the estimated use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	**% of Minimum Proceeds Raised**	**Amount if Minimum Raised**	**% of Maximum Proceeds Raised**	**Amount if Maximum Raised**
Intermediary Fees	6%	$600	6%	$64,200
Estimated Attorney Fees	50%	$5,000	3.7%	$40,000
Estimated Accountant/Auditor Fees	15%	$1,500	2.3%	$25,000
Marketing	0	0	15.4%	$165,000
Research and Development	0	0	0	0
Manufacturing	0	0	0	0
Equipment Purchases	0	0	0	0
Purchase of Real Property	0	0	0	0
Future Wages	0	0	18.7%	$200,000
Accrued Wages	0	0	0	0
Accrued expenses of managers, officers, directors or employees	0	0	0	0
Repayment of Debt	0	0	0	0
Repayment of obligations in arrears	0	0	0	0
Loan to parent corporation to fulfill existing pre-orders	0	0	28%	$300,000
General Working Capital	29%	$2,900	25.9%	$275,800
Total	**100%**	**$10,000**	**100%**	**$1,070,000**

General working capital will primarily be required to finance inventory and associated logistics and expenses needed to launch in retail. Marketing spend will be used for a mix of trade shows expenses and online advertising expenses.

The Company does have discretion to alter the use of proceeds as set forth above. The

Company may alter the use of proceeds under the following circumstances: The identified uses of proceeds are subject to change based on the business needs of the Company. The Company may loan approximately $300,000 of the proceeds to its parent corporation, Keezel Netherlands, at an interest rate of 5% per annum, to fulfill a backlog of existing pre-orders by customers of Keezel Netherlands for the Keezel product.

Irregular Use of Proceeds

The Company may loan approximately $300,000 of the proceeds to its parent corporation, Keezel Netherlands, at an interest rate of 5% per annum, to fulfill a backlog of existing pre-orders by customers of Keezel Netherlands for the Keezel product. Except as otherwise described in the section titled "Use of Proceeds," the Company will not incur any other irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at keezel.co in the section labeled "Annual Report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR **Keezel, Inc.**

[See attached]

Keezel, Inc.

Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

April 27, 2017 (Inception)

KEEZEL, INC.

TABLE OF CONTENTS

To the Board of Directors
Keezel, Inc.
Lewes, Delaware

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Keezel, Inc. (the "Company") as of April 27, 2017 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 12, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

KEEZEL, INC.
BALANCE SHEET (UNAUDITED)
As of April 27, 2017 (inception)

ASSETS		
Current Assets:		
Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:	$	-
Stockholders' Equity:		
Common Stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding, each as of April 27, 2017 (inception)		-
Additional paid-in capital		-
Retained earnings		-
Total Stockholders' Equity		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

NOTE 1: NATURE OF OPERATIONS

Keezel, Inc. (the "Company"), is a corporation organized April 27, 2017 under the laws of Delaware. The Company was formed to manage sales and operations in the United States of America market as a subsidiary of its Dutch parent, Keezel B.V., based in Amsterdam, Netherlands (the "Parent"), selling the Parent's Keezel brand of cybersecurity products and services.

All of the Company's intellectual property and its board of directors are located in the Netherlands.

As of April 27, 2017 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of

financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of April 27, 2017 (inception). The Company's ability to continue as a going concern in the next twelve months is

dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of $0.0001 par value common stock as of April 27, 2017 (inception). As of April 27, 2017 (inception), no shares were issued or outstanding.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 12, 2017, the date the balance sheet was available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

FAQ

Q What is the mission of Keezel Netherlands and Keezel Inc.?

A The mission is to make online security, privacy and a free internet available to everyone. No matter their tech skills. In the long run Keezel Netherlands and Keezel Inc. aim to become the first provider of secure and private internet.

Q What makes the Keezel solution better than the competition?

A Our competition consists of VPN providers, anti-virus / malware software and corporate software solutions. We believe, the Keezel product is more secure, easier to use and provides more functionality because of the smart implementation of hardware, device firmware and cloud software. On top of that Keezel has a unique no-traffic policy, which means that your traffic never touches our own servers and our partners' servers don't know your identity.

Q How will you sell the product?

A Keezel Inc. aims to sell Keezels in the United States, Canada and Mexico through several channels: in our own webshop, through online etailers, big box retailers and through partnerships with telecom providers, cable providers, information security companies and VPN providers.

Q What is equity crowdfunding?

A Equity crowdfunding is the online offering of private company security to a group of people for investment. The JOBS Act, which the United States very recently signed into law, is what makes it possible for everyone to join in and become an owner.

Q Why did you choose to do regulation crowdfunding?

A Regulation crowdfunding allows us to invite everyone to participate in our mission. Our earliest customers, as well as anybody supporting our mission, can get a chance to own a part of the company.

Q Why was Keezel Inc. formed?

A During Keezel Netherlands' Indiegogo campaign, it became apparent that the United States is by far the Keezel product's biggest, most important market. By having a US presence, we can focus and optimize our sales and marketing efforts to get the best results. By investing in this Offering, you are investing only in Keezel, Inc. and not in Keezel Netherlands

Q What is this license agreement that Keezel Inc. has?

A Keezel Inc. has an exclusive (meaning no one else is allowed) license to sell the Keezel products and services in the United States, Canada and Mexico. Keezel Netherlands won't be able to sell in any other way in these territories. Other countries will be operated from Keezel Netherlands.

Q What happens to Keezel Inc. if Keezel Netherlands gets acquired?

A Keezel Netherlands owns the remaining shares in Keezel Inc. Essentially Keezel Inc. will be owned by 1. investors in this campaign whose notes are converted, 2. Keezel Netherlands, 3. Possibly any future investors. In case Keezel Netherlands get acquired, any outstanding Notes will be repaid in full in cash at an increased interest rate and any outstanding Series B Nonvoting Common Stock from the conversion of Notes may, at Keezel's option, be repurchased at fair market value at the time of such event.





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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Keezel is pending **StartEngine Approval.**


keezel

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0
Investors

$0.00
Raised of $10K - $1.07M goal

keezel

Keezel

Secure and Private Internet Starts Now

Small OPO Newport Beach, CA Technology
Accepting International Investment

Chat

Overview Team Terms Updates Comments Share



Bringing Online Security to Everyone, Everywhere

Invest in Keezel

The Keezel product is the simple and better way to protect yourself from cyber-attacks and enjoy a private and open internet.

The Keezel product turns out to have been one of the most successful Indiegogo campaigns (top 0.1% campaigns), beating its goal (1900% raising more than **$1 million USD revenue** from **over 5000 custon**

Chat



Keezel, Inc. is the US daughter company of AvocadoNinja, BV which operates under the brand name Keezel ("Keezel Netherlands"). Keezel Inc. has an exclusive license to sell Keezel products and services from Keezel Netherlands in the United States, Canada and Mexico.

Keezel brings peace of mind and is easy to use for anyone. It protects all your devices on any network with one push of a button.



keezel

People and companies use Keezel for:

- **Online protection** while using internet at coffee shops, airports, hotels, co-working...
- Keeping their online activity **private** from **internet providers and governments**.
- Unblocking **sports games** and **TV-shows** blocked in their region.
- **Protecting smart devices** at home (baby monitors, webcams, door locks).
- Staying safe on any WiFi network - **Keezel is portable!**
- Online protection for **freelancers and businesses** on the go.
- Charging their phone or tablet (Keezel has a **powerbank** function).

Chat

What the Keezel product does:

1. **Encrypts** your internet connection on all your devices at the same time.
2. **Blocks ads** so you are better protected from malware.
3. **Blocks phishing attempts** thereby protecting your files from ransomware.
4. Keeps your browsing history **private** from your **internet provider and government**.
5. Lets you **connect to your home network or small business network** with 2 Keezels paired.
6. Gives you access to the **largest and most private integrated VPN network** on the planet.
7. **Unblocks websites** and on-demand streaming services that are blocked in your area (at home or when traveling). Also works with Chromecast, Apple TV, Roku.

Chat

"Keezel isn't your typical hotspot. Instead of creating a personal network for you, it encrypts existing, unsecured Wi-Fi to protect you from lurking hackers"
- CNET

"We believe in the right to access information in a private and secure manner."

- Aike Müller, CEO

Chat

The Internet is Broken

The world should not be a place where you have to worry about asking a (search) question. You should not need to be scared of clicking a link sent to you by a friend. You should not be withheld information in the public domain.

At Keezel we believe in the right to **access information in a private and secure manner**.

We believe that you should be able to use the internet **without getting hacked**.

We believe you have a **right to choose** what the internet knows about you.

We believe that **you should be in charge** of deciding what you want to do online.

And we believe that **you shouldn't need a computer science** degree to make that happen.


keezel

Join the Keezel Movement

The Keezel team believes in the importance of a secure, private and open internet, for both businesses and consumers. Keezel Netherlands' earlier Indiegogo (perk based) campaign kickstarted the Keezel project. We want to get our community even more involved. Together, we want to build the Keezel brand into a household name in secure and private internet access.

The JOBS Act, which the United States very recently signed into law, is what makes it possible for everyone to join in and beco owner of our US daughter, Keezel Inc. The Jumpstart Our Business Startup (JOBS) Act allows, for the first time, everyday people to become investors in startups. **We created this offering for everyone who shares our vision to join this movement.** Regulation Crowdfunding allows us to invite our global customer base as well as everyone who believes in the right to enjoy the internet privately and securely to participate in this opportunity.

Chat

"You guys have been outstanding with your product and its support. I couldn't be more satisfied."

THE OPPORTUNITY

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Investment

Convertible Note in Keezel Inc.

$4M* valuation cap | 20% discount*

Maturity Date: 2nd anniversary after issuance

5% yearly interest | Minimum $350 USD

When you invest you are betting the company's future value will exceed $4M.

**converts at the lesser of the two*


Perks for investors
$500 Receive a $40 voucher for keezel.us or keezel.co (current and future products)
$1000 Receive a $100 voucher for keezel.us or keezel.co (current and future products)
$2500 Keezel Lifelong + extra 3 color caps (white, blue & gold)
$5000 Dinner with founders in LA or Amsterdam (flight & stay not included) + all $2500 lvl perks
$10,000 Quarterly investor update calls + all $5000 lvl perks
$25,000 Join us on a factory tour in China (flight & stay not included) + all $10000 lvl perks
All prior indiegogo and pre-order customers who invest will receive 3 extra color caps (white, blue & gold)

Chat



"The Keezel team has shown **great skills and perseverance** in building the Keezel company."

Robert Pieter - Investor Keezel Netherlands



"I believe Keezel is perfectly timed. Consumers and businesses want this and the **trend is going in their favor**."

Doug - Investor Keezel Netherlands & future investor Keezel Inc.



"Keezel is pursuing an **extremely important goal**. Everyone has the right to a secure and private online life."

Chiel - Future investor Keezel Inc.

PRESS IS RAVING ABOUT THE KEEZEL PRODUCT

"Protect yourself while taking advantage with the Keezel Online Freedom Device."
Uncrate

"Travel far and surf safely; that's the Keezel way."
Philip Michaels, Tom's Guide (Best of Mobile World Congress)

ACHIEVEMENTS OF THE KEEZEL PRODUCT

The Keezel product was invented to scratch our own itch. It was difficult and a hassle to protect ourselves on public WiFi network when working in coffee shops or airports. In the summer of 2015, Friso and Aike (the founders of Keezel Netherlands and Keezel Inc.) chose crowdfunding on Indiegogo to test the idea. It was a huge success and the **crowdfunding goal was crushed in a mere 4 days**. After the campaign, the product was engineered by Keezel Netherlands, brought to mass production and tested with crowdfunding supporters. It is currently being shipped by Keezel Netherlands to customers who continuously receive new software versions and exciting new features through **automatic software updates**.

Value of Keezels Sold to Consumers and Businesses

$1.2M

Worldwide

Product in the Top 0.1% of Indiegogo Campaigns

5K+

Pre-orders

Multiple Award Winning Product by

tom's guide, **gb gearbrain**, **WIRED**

Keezel Inc was incorporated in the United States to market, sell and distribute the Keezel products and services in the United States, Canada and Mexico market.



keezel
Enjoy privacy and security on any WiFi, anywhere.



People want the product

$1.2M in gross global sales Indiegogo & Webshop

100 countries customers from around the world

Press coverage in 100+ press features

Award winning from Tom's Guide, Gearbrain and Wired

Keezel Netherlands can make it

Device, Software and Cloud infrastructure developed

Mass production with current capacity of 5,000/week in Shenzhen and shipping from Hong Kong

Exclusive Partnerships with 3 global VPN partners: LeVPN, ProXPN, PureVPN

500+ Keezels shipped to customers

Keezel Inc. can sell it

Online marketing (based in LA) ready to start

Key distribution partner ready to start

Successful product pilot for B2B allows new product offering

Many distributors approached us for retail launch

"Right now I have been connected for 3 days continuously on an unsecured hotel network and it has worked flawlessly."

MEET THE KEEZEL DEVICE

Keezel is the first portable smart firewall.

It protects all your devices from hackers, on any WiFi network. Keezel is the first security product to open itself up to all levels of tech consumer by **providing a practical and elegant solution to cyber-security** that can be used by everyone**.** The Keezel product integrates cybersecurity best practises, sophisticated design, and unparalleled ease of use. Our innovative and scalable cloud approach to cybersecurity makes the Keezel device perfect for consumers as well as freelancers, small businesses and even multi national corporations.

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keezel


How it works
1
PUSH
Turn on your Keezel. It's only got one button, located on the base of the device.
Easy-peasy
2
CONNECT
Connect your phone or laptop to the secure Keezel hotspot.
Then, connect your Keezel to a nearby WiFi and presto!
3
SURF
Browse, Stream, Bank, Play, Listen, Watch.
You can onnect your Keezel to the country of your choice & use the internet as if you are there.
1984
Buy now

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just for you...


keezel

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- 2x Keezel creates two WiFi connections. It works as a bridge between your devices and the internet.
- Control it from your phone, tablet or laptop.
- Works on networks with captive portals (to login or accept the terms).

- Can connect to 4G networks or wired ethernet (using USB dongles).
- You can charge the Keezel device with a micro USB charger.
- Keezel's 8000+mAh battery allows it to run for a full day and charge your phone if needed

---

> *"I have two Keezels and when I travel I use Keezel-to-Keezel. That way I can connect to my home a*
> *enjoy my streaming service as if I was at home. It even works with my Apple TV."*

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What Makes the Keezel Solution Different

Keezel is the **world's smartest portable firewall** (combination of hardware, firmware and cloud software) to offer the best protection for being online: **full encryption of all your WiFi-enabled devices data, adblocking and anti-phishing filters to protect your privacy and security**.

The Keezel solution consists of 3 aspects: hardware, firmware and cloud software. By bringing these 3 together we are able to offer an easy to use and better security ecosystem than the nearest substitutes (anti-virus / malware providers or VPN software). It all comes down to making the best online security solution available and making it easy to use for everyone.


Keezel Cloud
Keezel Firmware
Keezel Hardware


keezel


Keezel is better than just VPN software
Keezel is more secure
Keezel is easier to use
Keezel has more advanced features
Keezel works with multiple devices without hassle

HOW WE WILL MAKE MONEY

Keezel Netherlands is currently selling devices and subscriptions to consumers worldwide. The subscription gives the customers access to all the global VPN servers and at speeds that allow streaming of HD video. The device can also be used without subscription at lower speeds. Keezel Inc. will take over all marketing, sales and distribution exclusively for United States, Canada and Mexico.

Keezel Inc. will be selling in United States, Canada and Mexico through its own webshop as well as through retailers, e-tailers, affiliates and strategic resellers, such as telecom providers, cable providers, VPN partners, and Infosec partners. Partners will be able to include the Keezel product in their current offering, thereby lowering churn on their own products.

Keezel Inc is preparing a business offering to provide the Keezel product for the B2B market.


NORTH AMERICA
InfoSec
Cable
Telco
Vpn
B2B SALES
BEST BUY
STAPLES
Brookstone
TARGET
RETAIL & E-TAILERS
amazon
hotjar
Optimizely
facebook
Affiliates
ONLINE MARKETING WEBSHOP

The mentioned company names are intended partners, not closed deals.

"I just returned from traveling, and used the Keezel. It worked great!"

Who's Buying Keezels: Consumers and Businesses

The Keezel product has entered the **consumer market for security services.** Customers looking to buy our product are people buying VPNs (products like PrivateInternetAccess, VYPR, PureVPN etc.) antivirus/malware software (like Norton, Kaspersky etc.) or security devices (such as Cujo, Dojo, and NortonCore). These are individuals who know they need security and privacy and want an easy, accessible, and portable way to get it.

The Keezel product is also entering the **B2B market**, where companies are already spending big budgets on systems like Cisco, Palo Alto, and Barracuda. The Keezel product aims to become an integrated solution that works with current security implementations.

The B2B offering, **Keezel for Business**, aims to be a global corporate grade Wifi. It will provide seamless access to corporate applications, network drives and printers wherever you are on the planet. This will be achieved by cost effectively and securely leveraging WiFi where available and 4G where needed. Keezel for business is designed to **scale from freelancers through SMB to multinational corporations.**

The Keezel product will also be valuable to **communications industries** within their own marketplace. Keezel Inc aims to sell Keezels in United St Canada and Mexico through strategic partnerships (with telecom providers, cable providers, VPN partners, Infosec partners). Partners will be able include the Keezel product in their current offering, thereby lowering churn on their own products or services.

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The Cybersecurity Market is Growing Fast
2010
$56 Billion 2015
2015
$128 Billion 2020
2020
2025
18% Growth per Year
Source: Morgan Stanley Research, IDC


Market indicators
The market for cybersecurity products and services is expected to surpass $60 billion in 2016, and that figure could double by 2020. (source: Morgan Stanley Research)
18%
Security product and services has a CAGR of 18% (source: Morgan Stanley Research)
Number of cybersecurity incidents has grown from 2009 to 2015 at a 60% compound annual growth rate. Source: PwC Global State of Information Security Survey 2015 & 2016
Consumers spend $5.1B annually on cybersecurity solutions in 2015 (source: IDC and Symantec)
Gartner predicts 20 billion connected internet of things out of which 13.5 billion consumer devices.
The Keezel Serviceable Obtainable Market in the United States, Canada and Mexico of cybersecurity for consumers is an estimated $100M annually (based on costumers who are conscious of the security risks involved in WiFi use.)

The Keezel Product Addresses Global Security Concerns

Keezel Netherlands' highly successful Indiegogo campaign for the Keezel product demonstrated that the United States was the strongest market. This was an important reason for forming Keezel Inc with the goal to more effectively provide Keezel products and services to consumers and businesses in the United States, Canada and Mexico.



Indiegogo Dashboard Top Countries
Country is determined by visitor location during contribution.
Other
EU
USA
CA
MX
Keezel Inc. Markets (US, CA, MX)



Frequent reasons for purchase
Reasons Indiegogo customers have shared
Using the Keezel when travelling.
Security, so that people cannot hack me.
Using the Keezel daily when working in coffeeshops, co-working spaces.
Content, I want to watch content that is blocked (Sports games, TV shows, et cetera).
Privacy, so that others don't know what I am doing.
For my business, to protect our company data.

Every day, more devices are brought online, while more personal information changes hands. **Consumers are looking for a product that will protect them.** While many networks may claim to be safe and private, few are. And with each connection to an unsafe network, individuals open themselves up to cyber attacks. Governments hack into smart TVs and home routers, spearphishing attacks can infiltrate company networks, malware, botnets and ransomware threaten users every day.

The Keezel product makes it simple to step up cybersecurity tremendously, while still remaining easy to use. **Keezel keeps things simple and secure.**



CNBC
"Millions of Americans who use public WiFi do not realize that their personal information is at risk of being stolen."



abc NEWS
"WiFi eavesdropping has long been a security concern. An eavesdropper can sit up to 100 feet away and monitor what you do on the Internet."



Government of the Netherlands
"It is not advisable to use open WiFi networks in public places. If these networks are used, work or financial related activities should be avoided."

OUR PLANS FOR YOUR INVESTMENT

The Keezel product has already proven it's got the traction to fuel more growth. We need investments to keep up with the growing demand. With money from our Startengine campaign, we intend to fulfill orders, while **expanding Keezel Inc.** We'll set up **distribution partnerships in the US,** to grow our customer base and get the Keezel product on the shelves of your favorite store.

Our goal is to sell and distribute a range of security devices and services that cater to the needs of consumers and businesses. By partnering with telecom providers, information security companies and VPN providers we aim to leverage their existing customer bases and grow the Keezel bran Keezel product sales and the value of the product to its users

Keezel products are in demand, and we're ready to supply. Here's what's next...


Hire
a Sales VP to build relationships with etailers and retailers in the US.


Expand
sales activity and product development to get results in B2B market.


Develop
more partnerships with VPN, Telecom & Cable providers and Infosec companies.


Launch
a second generation of Keezels to grow our market share and technological lead.

Let's Make Security and Privacy Available to Everyone


keezel

"I came up with the idea for the Keezel product when I was working as a freelance consultant out of coffee shops and at client locations. I needed something to protect myself on public WiFi and I wanted it to be super simple to use. Basically, if I was going to use it, it would have to have just one button and be no hassle at all. That's how the Keezel product was born. I gave Friso a call. He and I had worked together in the past at the same consulting firm.

Together we spent more than a year working on initial prototypes and preparing a successful Indiegogo campaign at Keezel Netherlands. We are very proud of the 5,000 backers worldwide who joined us to bring a simple to use security device to market. In the long run, we'll bring more devices and solutions to the market. We want to grow into the world's first global provider of secure and private internet. Keezel Inc. will be our company to bring this ambition to the United States, Canada and Mexico. Let us create this future together and make sure that privacy and security are broadly available."

- Aike Müller (CEO Ke

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VIDEO TRANSCRIPT (Exhibit D)

Hi, meet Keezel. Online freedom for all your devices, everywhere. Keezel protects your privacy and security. Now, free WiFi is everywhere, but that doesn't mean it is safe. In coffee shops, bars and hotels other people can see what apps or websites you use and bad guys can steal your accounts and private data. Even at work and at home you are not safe. Your colleagues, room mates and internet service provider can see what you are doing online. Keezel protects your online activities. Secure all your WiFi devices at the same time and make sure others no longer see your apps or websites. It is none of their business. Keezel lets you watch things on the internet that are blocked. You know, many websites and TV-shows can only be watched in certain countries. Sometimes you can't see an episode of your favorite show online or the stream of a sports game is blocked in your region. Well, Keezel fixes this. Keezel connects to the country of your choice. Now you can use the internet as if you are there. It works at home and when travelling. With Keezel, you are no longer blocked from your online content. Simply visit the websites you like and enjoy your favorite programs all the time. So, how does it work? Keezel uses a technology called Virtual Private Network. Your Keezel connects to WiFi networks, like the one at your favorite coffee shop. At the same time, your Keezel provides a separate secure WiFi network, just for you. Sounds complicated? Well, good news! Keezel is super simple to use. One button, then control it from your smartphone, laptop or tablet. You don't have to install a thing and it works with all your WiFi devices. Oh, and Keezel has great battery life. It might even safe the day when your phone runs out of power. Order your Keezel today. Tell all your friends about it. Let's help everyone enjoy their online freedom.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 6% (six percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F

Keezel, Inc Subscription Agreement Template and Convertible Note

Keezel Inc,

Convertible Note Subscription Agreement

This Convertible Note Subscription Agreement (this "**Agreement**") is dated as of the date set forth on the signature page below and is between Keezel, Inc., a Delaware company (the "**Company**"), and the purchaser identified on the signature page to this Agreement (the "**Purchaser**"). The parties agree as follows:

1. **INVESTMENT**.

The Company has authorized the offer and sale of unsecured subordinated convertible promissory notes, in substantially the form attached hereto as Exhibit A (each, a '**Note**" and, collectively, the '**Notes**") in one or more closings to certain purchasers acceptable to the Company (the "**Offering**"), which offering is being conducted through the StartEngine Capital, LLC ("**Portal**") online equity crowdfunding platform (the "**Platform**"). The minimum principal amount of each Note issued in the Offering is $350 and the maximum principal amount of each Note issued in the Offering is $100,000. The minimum aggregate principal amount of all the Notes issued in the Offering is $10,000 (the "**Minimum Offering Amount**") and the maximum aggregate principal amount of all Notes issued in the Offering is $1,070,000 (the "**Maximum Offering Amount**"). The Notes will have the rights, preferences, privileges and restrictions set forth in the Note and, pursuant to the terms thereof, are convertible into shares of the Company's Series B Nonvoting Common Stock. The rights, preferences, privileges and restrictions of the Company's Series B Nonvoting Common Stock are set forth in the Company's Certificate of Incorporation dated April 27, 2017, as may be amended, restated, supplemented or otherwise modified from time to time, including, but not limited to, that certain Certificate of Amendment dated July 18, 2017 (the "**Charter**").

Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth irExhibit B and a Note in the form attached hereto as Exhibit A, (i) the Purchaser shall purchase at the Closing and the Company shall sell to the Purchaser at the Closing a Note with a principal amount equal to the amount set forth on the signature page to this Agreement (the "**Purchaser Subscription**"), (ii) the Company shall issue such Note to the Purchaser at the Offering Deadline (as defined below) and (iii) the Purchaser and the Company agree to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

2. **CROWDFUNDING OFFERING DISCLOSURE**.

The Notes being offered and sold in the Offering are being offered and sold pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations promulgated thereunder ("**Regulation Crowdfunding**"). Prior to the Offering Commencement Date, the Company filed (or caused to be filed) with the Securities Exchange Commission (the "**Commission**") a Form C Offering Statement for the Offering (together with any amendments thereto or progress updates filed in connection therewith, collectively, the "**Offering Statement**"). This Agreement is entered into as part of a series of similar agreements (collectively with this Agreement, the "**Agreements**") pursuant to which the Company will sell and issue Notes to the persons listed on the signature pages of such Agreements (collectively with the Purchaser, the "**Purchasers**").

3. **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and

year last executed by the parties below.

THE COMPANY:

KEEZEL, INC.

By:

Name: %%ISSUER_SIGNATURE%%

Date: %%TODAY%%

Attn: Chief Executive Officer

[COMPANY SIGNATURE PAGE TO

KEEZEL CONVERTIBLE NOTE SUBSCRIRPTION AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date last executed by the parties below.

PURCHASER:

Purchaser (Print): %%VESTING_AS%%

Signature:
%%INVESTOR_SIGNATURES%%

%%SUBSCRIBER_DETAILS%%

Dated: %%TODAY%%

Principal Amount of Note: $%%VESTING_AMOUNT%%

(Minimum $350; Maximum $100,000)

[PURCHASER SIGNATURE PAGE TO

KEEZEL CONVERTIBLE NOTE SUBSCRIRPTION AGREEMENT]

EXHIBIT A

FORM OF NOTE

THIS NOTE AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE AND THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO (A) RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A RIGHT OF FIRST REFUSAL IN FAVOR OF THE COMPANY AND A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING AND (B) A REPURCHASE RIGHT IN FAVOR OF THE COMPANY, EACH AS SET FORTH IN A SUBSCRIPTION AGREEMENT, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER OF THESE SECURITIES.

KEEZEL, INC.

UNSECURED SUBORDINATED CONVERTIBLE PROMISSORY NOTE

Issue Date: %%TODAY%%

$%%VESTING_AMOUNT%% – *Principal Amount* Newport Beach, California

FOR VALUE RECEIVED, Keezel, Inc., a Delaware corporation (the "***Company***"), promises to pay to [Investor] (the "***Investor***"), or its permitted assigns, in lawful money of the United States of America the principal sum of $[Amount], or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest on the unpaid principal balance accrued from the date of this Unsecured Subordinated Convertible Promissory Note (the "***Note***") or as otherwise provided for herein. This Note is one of the ***Notes***" issued pursuant to the Convertible Note Subscription Agreement dated as of [·], 2017 (the "***Subscription Agreement***"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Subscription Agreement.

The following is a statement of the rights of the Investor and the conditions to which this Note is subject, and to which the Investor, by the acceptance of this Note, agrees:

1. Interest. Except as set forth in Section 3, simple interest on the unpaid principal balance of this Note shall accrue at a rate equal to 5% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Interest that accrues pursuant to this Section 1 shall be payable at the Maturity Date (as defined below) in cash or, in the Company's discretion, in shares of Series B Nonvoting Common Stock of the Company at a conversion price equal to the quotient resulting from dividing (i) $4,000,000 by (ii) the number of shares of outstanding common stock of the Company immediately prior to the interest payment date (but excluding any shares issued with respect to the Notes).

2. Maturity Date. Subject to the conversion provisions of Section 5, the unpaid Principal Amount and accrued interest shall be due and payable in full on the earlier of (a) the date that is two years after the Issue Date of this Note and (b) the consummation of a Parent Liquidation Event (the "***Maturity Date***").

3. Parent Liquidation Event. Notwithstanding Section 1 hereof, in the event of a Parent Liquidation Event, the unpaid principal amount of this Note, together with simple interest accrued at 10% per annum and computed as if the Note was outstanding for two years with such interest rate, shall become immediately payable by the Company to the Investor. Any repayment required under this Section 3 shall be made by the Company in cash.

4. Prepayment. Prepayment of the Principal Amount, together with accrued interest, may be made at any time without penalty.

5. Conversion.

(a) Company Conversion Option. On the Maturity Date, the Company shall have the option to convert the outstanding Principal Amount and unpaid accrued interest on this Note into shares of the Company's Series B Nonvoting Common Stock. The per share conversion price for a conversion under this Section 5(a) shall be equal to the quotient resulting from dividing (i) $4,000,000 by (ii) the number of shares of outstanding common stock of the Company immediately prior to such conversion (but excluding any shares issued with respect to the Notes). After such conversion, this Note shall be deemed repaid in full.

(b) Conversion upon Qualified Equity Financing, Change of Control or IPO Upon a Qualified Equity Financing, a Change of Control or an IPO, the outstanding Principal Amount, together with all accrued but unpaid interest thereon due under this Note, shall be automatically converted, immediately prior to the closing of the transaction, into shares of the Company's Series B Nonvoting Common Stock. The per share conversion price for a conversion upon a Qualified Equity Financing shall be equal to the lesser of (i) the conversion price calculated pursuant to Section 5(a) and (ii) eighty percent (80%) of the price per share of the equity securities sold in the Qualified Equity Financing. The per share conversion price for a conversion upon a Change of Control or an IPO shall be equal to eighty percent (80%) of the price per share (x) received by the holders of the Series A Voting Common Stock (whether in the form of cash, securities or other property) in the Change of Control or (y) offered to the public in the IPO, as applicable. After such conversion, this Note shall be deemed repaid in full. The issuance of such shares upon conversion of this Note shall be upon and subject to substantially the same terms and conditions applicable to the Qualified Equity Financing. Investor agrees to execute all necessary documents in connection with the conversion of this Note and the Qualified Equity Financing, including, but not limited to, a definitive stock purchase agreement (including, without limitation, a 180-day lock-up agreement in connection with an IPO).

(i) For the purpose of this Note, "***Qualified Equity Financing***" means a transaction or series of related transactions whereby the Company issues equity securities and receives, in exchange therefore, gross aggregate cash proceeds in excess of $4,000,000 at a pre-money valuation of at least $4,000,000 (excluding amounts attributable to the conversion of the Notes); *provided* that the sale of the Company's securities to its employees, directors, and consultants, or the issuance of securities upon exercise or conversion of securities outstanding prior to the date hereof, or the issuance of securities in connection with leases, commercial bank loans or equipment financing, shall not constitute a Qualified Equity Financing.

(ii) For purposes of this Note, the term "***Change of Control***" means (a) the acquisition of the Company by another entity by means of any transaction (including, without limitation, any reorganization, merger, reverse merger or consolidation), or (b) a sale of all or substantially all of the assets of the Company; *provided, however*, that the term "Change of Control" does not include (i) any transaction in which the stockholders of the Company prior to the transaction hold more than 50% of the voting securities of the surviving or acquiring entity immediately after the transaction (other than in a reverse merger between the Company and a public shell company), (ii) any transaction for the sole purpose of changing the Company's domicile or (iii) the sale of the Company's equity securities in any private equity financing, the principal purpose of which is to raise funds for the continued operation of the Company.

(iii) For purposes of this Note, the term "***IPO***" means the Company's first firm commitment underwritten public offering of the Company's Common Stock pursuant to a registration statement filed with the Securities and Exchange Commission.

(c) Mechanics of Conversion. Upon conversion of this Note, Investor shall surrender the original of this Note, duly endorsed, at the principal offices of the Company or any transfer agent for the Company (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the

holder agrees to indemnify the Company from any loss incurred by it in connection with this Note); *provided, however*, that upon conversion pursuant to this Section 3, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to Holder a certificate for the number of shares of equity securities, as applicable, to which Investor is entitled upon such conversion, and any other securities and property to which Investor is entitled upon such conversion under the terms of this Note, including cash or a check payable to Investor for any amounts payable as described in Section 3(d) below. Upon conversion in full of this Note into such shares of equity securities pursuant to this Section 3, the Note shall be cancelled and deemed repaid in full, and the Company will be forever released from all of its obligations and liabilities under this Note except for the payment obligation required pursuant to Section 3(d) below.

(d) Fractional Shares; Interest; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Investor upon the conversion of this Note, the Company shall pay to the Investor an amount equal to the product obtained by multiplying (i) the applicable conversion price then in effect at the time of such conversion by (ii) the fraction of a share not issued pursuant to the previous sentence.

6. Replacement of Note. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Note and (a) in the case of loss, theft, or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or (b) in the case of mutilation, on surrender and cancellation of this Note, the Company shall execute and deliver, in lieu of this Note, a new note of like tenor and amount. Investor shall reimburse the Company for all reasonable expenses incidental to replacement of this Note.

7. No Rights as Stockholder. Nothing contained in this Note shall be construed as conferring upon the Investor hereof the right to vote or to consent or to receive notice as a stockholder of the Company or any other matters or any rights whatsoever as a stockholder of the Company. No dividends or interest shall be payable or accrued in respect of this Note or the interest represented hereby or the Note hereunder until, and only to the extent that, this Note shall have been converted pursuant to the provisions of Section 3 hereof.

8. Note Not Transferable. This Note and the rights hereunder are not transferable and/or assignable, in whole or in part, by Investor except as permitted by the Subscription Agreement.

9. Compliance with Securities Laws.

(a) Investor, by acceptance of this Note, acknowledges that this Note and the shares of capital stock that may be issuable upon conversion hereof (the "***Conversion Shares***") are being acquired solely for Investor's own account and not as a nominee for any other party, and for investment, and that Investor will not offer, sell, or otherwise dispose of this Note or any Conversion Shares except under circumstances that will not result in a violation of the Act, or any state securities laws. Upon conversion of this Note, Investor shall, if reasonably requested by the Company, confirm in writing, in a form reasonably satisfactory to the Company, that the Conversion Shares so acquired are being acquired solely for Investor's own account and not as a nominee for any other party, for investment, and not with a view toward distribution or resale.

(b) Investor understands that neither this Note nor the Conversion Shares have been registered under the Act, and therefore they may not be sold, assigned or transferred unless (i) a registration statement under the Act is in effect with respect thereto or (ii) an exemption from registration is found to be available to the satisfaction of the Company.

(c) Investor further acknowledges and agrees that the stock certificates evidencing the Conversion Shares shall bear a restrictive legend, substantially in the following form (or substantially similar legend), in addition to such other restrictive legends as are required or deemed advisable under the provisions of this Note, the Subscription Agreement and any applicable law or any other agreement to which Investor is a party:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER THE ACT OR COMPLIANCE WITH RULE 144 OR REGULATION S, AS APPLICABLE, PROMULGATED UNDER THE ACT OR ANOTHER AVAILABLE EXEMPTION THEREFROM, OR UNLESS THE COMPANY HAS RECEIVED AN

OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

10. Waiver and Amendment. Any provision of this Note may be amended, waived or modified upon the written consent of Company and a Majority in Interest. Notwithstanding the foregoing, in the event an amendment, waiver, or modification of this Note adversely affects the rights of the Investor in a manner different than the other Investors other than by virtue of the amount of principal and interest then outstanding owed to such Investors, then the written consent of the Investor shall also be required to enforce such amendment, waiver or modification.

11. Notices. Any notice required or permitted hereunder shall be given in manner provided for in the Subscription Agreement.

12. Usury. In the event any interest paid on this Note is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

13. Waivers. Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

14. Lock-Up Agreement. Investor hereby agrees by acceptance hereof (and each transferee of this Note agrees by acceptance thereof) that it will not, without the prior written consent of the managing underwriter, during the period commencing on the effective date of a registration statement relating to the Company's IPO (such registration statement, the "***Registration Statement***") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days): (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Conversion Shares or any securities convertible into or exercisable or exchangeable for the Conversion Shares (including the Notes) held immediately prior to the effectiveness of the Registration Statement for such IPO, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Conversion Shares or any securities convertible into or exercisable or exchangeable for the Conversion Shares (including the Notes), whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Conversion Shares or other securities (including the Note), in cash or otherwise. The underwriters in connection with the Company's IPO are intended third party beneficiaries of this Section 12 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor by acceptance of this Note (and each transferee of this Note by acceptance thereof) further agrees to execute such agreements as may be reasonably requested by the underwriters in the Company's IPO that are consistent with this Section 12 or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Conversion Shares or any other securities owned by the Investor (and any transferee of this Note) until the end of such period. Investor hereby agrees and confirms its understanding by acceptance hereof (and each transferee of this Note agrees and confirms its understanding by acceptance thereof) that the certificates evidencing the Conversion Shares shall bear the following legend (or substantially similar legend):

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN AGREEMENT BETWEEN THE COMPANY AND THE HOLDER OF THE SECURITIES (OR SUCH HOLDER'S PREDECESSOR IN INTEREST). SUCH AGREEMENT, AMONG OTHER THINGS, SUBJECTS THESE SECURITIES TO CERTAIN LOCK-UP OBLIGATIONS UNDER CERTAIN CIRCUMSTANCES. THE COMPANY WILL, UPON WRITTEN REQUEST, FURNISH A COPY OF SUCH AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE."

15. Additional Transfer Restrictions. Investor hereby agrees by acceptance hereof (and each transferee of this Note agrees by acceptance thereof), that all Conversion Shares acquired upon conversion of this Note are subject to the transfer restrictions, repurchase rights and rights of first refusal as set forth in Section 5 of the Subscription Agreement. Investor hereby agrees and confirms its understanding by acceptance hereof (and each transferee of this Note agrees and confirms its understanding by acceptance thereof) that the certificates evidencing the Conversion Shares shall bear the following legend (or substantially similar legend):

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN REPURCHASE RIGHTS

AND RIGHTS OF FIRST REFUSAL GRANTED TO THE COMPANY PURSUANT TO THE TERMS AND CONDITIONS OF AN AGREEMENT BETWEEN THE COMPANY AND THE HOLDER OF THE SECURITIES (OR SUCH HOLDER'S PREDECESSOR IN INTEREST) AND ACCORDINGLY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, ENCUMBERED, OR IN ANY MANNER DISPOSED OF EXCEPT IN CONFORMITY WITH THE TERMS OF SUCH AGREEMENT. THE COMPANY WILL, UPON WRITTEN REQUEST, FURNISH A COPY OF SUCH AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE."

16. Headings. The descriptive headings of the several sections and paragraphs of this Note are inserted for convenience only and do not constitute a part of this Note.

17. Governing Law; Jurisdiction; Venue; Service of Process This Note shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California, without regard to its conflict of law principles. The parties hereby submit to the personal jurisdiction of, and agree that any legal proceeding with respect to or arising under this Note, shall be brought solely and exclusively in the state courts of the State of California for the County of Orange and the United States District Court for the Central District of California, if such court has subject matter jurisdiction.

18. Entire Agreement. This Note and the Subscription Agreement, including the exhibits attached thereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. By Investor's acceptance hereof, the Investor and the Company agree that no party shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein or therein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Note to be executed by its duly authorized officer as of the date first set forth above.

KEEZEL, INC.

By:

%%ISSUER_SIGNATURE%%

ISSUER

ACKNOWLEDGED AND AGREED:

By:

%%INVESTOR_SIGNATURES%%

INVESTOR

EXHIBIT B

AGREEMENT TERMS

1. **SUBSCRIPTION; CANCELLATIONS; ACCEPTANCE OF THE PURCHASE AND SALE OF CONVERTIBLE NOTES**.

1.1 Subscription.

1.1.1 **Subscription**. Subject to the terms and conditions of this Agreement, the Purchaser subscribes for and agrees to purchase, at the applicable Closing, a Note in the principal amount equal to the Purchaser Subscription. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf in accordance with Section 1.3. No investor may subscribe for a Note in the Offering after September __, 2017 or such later date as determined by the Company (the "**Offering Deadline**").

1.1.2 **Purchase Price**. Prior to the later of (A) the Offering Deadline and (B) 5:00 p.m. (Los Angeles time) on the fifth (5th) Business Day following the date of the Purchaser's signature to this Agreement set forth on the signature page below (the "**Funding Deadline**"), the Purchaser shall deliver to the Company an amount in cash equal to the Purchaser Subscription (the "**Purchase Price**") by wire transfer or other electronic funds transfer in accordance with the Company's instructions as provided on the Platform. Funds for the Purchase Price will be held in an escrow account established by the Company through the Platform (the "**Escrow Account**") and released to the Company at the discretion of the Company in accordance with Section 1.4, and subject to the terms and conditions of the escrow agreement related to the Escrow Account (the "**Escrow Agreement**") and this Agreement.

1.1.3 **Maximum Offering Amount**. The Company may accept subscriptions from the Purchasers for Notes so long as the aggregate principal amount of all the Notes issued by the Company in the Offering do not exceed the Maximum Offering Amount. All such subscriptions shall be accepted by the Company through the Platform in the Company's sole discretion.

1.2 Cancellation.

1.2.1 **Cancellation Deadline**. Purchaser may cancel this subscription at any time and for any reason up until September __, 2017[1] (the "**Cancellation Deadline**"). Except as set forth in Sections 1.2.2 and 1.4.3, Purchaser agrees that after the Cancellation Deadline this subscription shall be irrevocable by Purchaser and shall survive the death or disability of Purchaser.

1.2.2 **Material Change** If there is a material change to the terms of the Offering or to the information provided by the Company in connection therewith, the Company shall direct the Portal to send to the Purchaser notice (A) of such material change and (B) that Purchaser's subscription will be cancelled unless Purchaser reconfirms such subscription within five (5) Business Days of Purchaser's receipt of such notice (the "**Reconfirmation Period**"). If Purchaser fails to reconfirm Purchaser's subscription within the Reconfirmation Period, (Y) such subscription will be cancelled automatically and (Z) the Company shall direct Portal to (I) send to Purchaser, within five (5) Business Days after the Reconfirmation Period, a notification that such subscription was cancelled, the reason for such cancellation and the refund amount that Purchaser is expected to receive, and (II) refund of such subscription to Purchaser. For the purposes of this Agreement "**Business Day**" means any day except Saturday, Sunday or any other day on which commercial banks located in Orange County, California are authorized or required by applicable law to be closed for business.

1.2.3 **Cancelled Subscriptions**. If Purchaser's subscription is cancelled, such subscription shall be refunded to Purchaser without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

1.3 Acceptance. Purchaser acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and delivered to Purchaser. Upon rejection of the subscription under this Agreement for any reason, such subscription shall be refunded to Purchaser without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and this Agreement shall be deemed to be null and void and of no further force or effect.

1.4 Closings.

1.4.1 **Closing**. Subject to this Section 1.4, closings of the sale and purchase of the Notes pursuant to the Agreements (each, a "**Closing**" and, together, the "**Closings**") shall take place through the Platform from time to time until five (5) Business Days after the Offering Deadline (the "**Final Closing Date**"), subject to the terms hereof. As used herein, the term "**Closing**" shall apply to an Early Closing (as defined below) and any Closing that may occur on the Final Closing Date, if applicable, and the term "**Closing Date**" shall apply to Closings on any Early Closing Date or the Final Closing Date.

1.4.2 **Closing Conditions**. Subject to Section 1.4.3, the Company may not consummate Closings until the Company has received (i) prior to the Offering Deadline, executed subscriptions from Purchasers for Notes having an aggregate principal amount of at least the Minimum Offering Amount and (ii) prior to the Funding Deadline, cleared funds into the Escrow Account on account of aggregate subscriptions from the Purchasers in amount equal to at least the Minimum Offering Amount.

1.4.3 **Early Closings**. The Company may effect one or more Closings (each, an "**Early Closing**") prior to the Offering Deadline (each such earlier Closing Date, the "**Early Closing Date**") if all of the following conditions are satisfied: (i) the conditions set forth in Section 1.4.2 have been satisfied; (ii) the Early Closing Date is at least 21 days after the Offering Commencement Date; (iii) Portal provides notice (the "**Early Closing Notice**") to the Purchasers of (A) the Early Closing Date, (B) the right of investors in the Offering to cancel their subscriptions at any time and for any reason up until 48 hours prior to the Early Closing Date, and (C) whether the Company will continue to accept subscriptions under the Offering during such 48-hour period and (iv) the Early Closing Date is scheduled for and occurs at least five (5) Business Days after the Early Closing Notice is provided by Portal.

1.5 No Closing. If (i) at the Offering Deadline, the Company fails to receive subscriptions from Purchasers for Notes having an aggregate principal amount of at least the Minimum Offering Amount; (ii) at the Funding Deadline, the Company fails to receive in cleared funds, or is not accepting, subscriptions from Purchasers for Notes having an aggregate principal of at least the Minimum Offering Amount; or (iii) the Company terminates the Offering or is otherwise unable to effect the Closing pursuant to this Agreement, (1) Purchaser's subscription will be cancelled automatically and (2) the Portal will, within five (5) Business Days thereafter, (A) send to Purchaser a notification of such cancellation, the reason for such cancellation and the refund amount that Purchaser is expected to receive, and (B) direct the refund of such subscription to Purchaser without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and without accrued interest with respect to any money received.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the Closing Date, except as otherwise indicated.

2.1 Organization, Good Standing, Corporate Power and Qualification The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement.

2.2 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.3 Authorization. All corporate action has been taken, or will be taken prior to the Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.4 Crowdfunding Representations. The Company is conducting the Offering exclusively on the Platform. The Company is not conducting any concurrent offering of the Company's securities in reliance on Section 4(a)(6) of the Securities Act other than the Offering. The aggregate amount of the Company's securities sold by the Company in reliance on Section 4(a)(6) of the Securities Act during the 12-month period preceding the offer or sale of any of the Notes in the Offering (including any Notes authorized to be offered and sold in the Offering) does not exceed $1,070,000. The Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

3. REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASER. The Purchaser hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows.

3.1 Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 Purchase Entirely for Own Account This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Note, the shares of Series B Nonvoting Common Stock issuable upon conversion of the Note or in payment of interest on the Note, and any securities of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser

has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. The Purchaser has not been formed for the specific purpose of acquiring the Securities.

3.3 Disclosure of Information. The Purchaser acknowledges that the Purchaser has reviewed and understands the contents of the Offering Statement and the education materials posted on the Platform. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the Offering and the Securities with the Company's management. Nothing in this Section 3.3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchaser to rely thereon. The Purchaser has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement, the Charter and the Bylaws of the Company.

3.4 Own Advisors. Purchaser acknowledges that Purchaser is not relying on any statements or representations of the Company or its respective agents, for legal, financial, or tax advice with respect to this investment or the transactions contemplated by this Agreement. Purchaser has reviewed with Purchaser's own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, Purchaser is relying solely on such advisors and not on any statements or representations of the Company, or any of its respective agents, whether written or oral. Purchaser understands that it (and not the Company) shall be responsible for Purchaser's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

3.5 Restricted Securities and Limited Resale. Purchaser is aware that the Securities have not been registered under the Securities Act, and that the Securities are subject to restrictions on transfer under the Securities Act. Purchaser also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in this Agreement. Purchaser understands that the Securities must be held indefinitely unless they are sold in compliance with the applicable transfer restrictions, subsequently registered under the Securities Act or an exemption from such registration is available.

3.6 Purchaser Information. All information provided by the Purchaser through the Platform (including, without limitation, with respect to the Purchaser's (and the Purchaser's spouse, if applicable) annual income, net worth and other investments pursuant to Section 4(a)(6) of the Securities Act) is complete, true and accurate in all respects.

3.7 Investment Risk. Purchaser understands and acknowledges that (a) the Company has a limited financial and operating history and that an investment in the Company is highly speculative and involves substantial risks, (b) the entire amount of Purchaser's investment may be lost, (c) Purchaser is in a financial condition to bear the loss of Purchaser's investment, (d) there are restrictions on Purchaser's ability to cancel Purchaser's subscription hereunder and obtain a return of Purchaser's investment, (e) it may be difficult for Purchaser to resell the Securities and (f) investing in the Securities involves risk, and Purchaser should not invest any funds in the Offering unless Purchaser can afford to lose the entire amount of Purchaser's investment.

3.8 Residence. The Purchaser resides in the state or province identified in the address of the Purchaser set forth on the signature page hereto.

4. ADDITIONAL AGREEMENTS OF THE PURCHASER.

4.1 **Indemnification**. Purchaser hereby agrees to indemnify and hold harmless the Company, Portal, and any of their respective officers, directors, controlling persons, equity holders, agents and employees (collectively, the "**Indemnified Parties**"), who is or may be a party or is or may be threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by Purchaser to the Company or Portal (or any agent or representative of any of them), or omitted by Purchaser, against any losses, damages, liabilities, penalties or expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by any Indemnified Party in connection with such action, suit or proceeding.

5. RESTRICTIONS ON TRANSFER; DRAG ALONG; REPURCHASE RIGHT.

5.1 Limitations on Disposition.

5.1.1 Each person owning of record shares of the Securities or any assignee of record of Securities (each such person, a "**Holder**") shall not make any Transfer of all or any portion of any Securities unless all of the following are satisfied: (a) such Transfer occurs after the one year anniversary of the date that the Purchaser purchased the Securities pursuant to this Agreement, except for Permitted Transfers (as defined in Section 5.1.2 below); (b) the Holder has complied with the provisions of Section 5.2, except for Permitted Transfers; (c) the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Securities subject to, and to be bound by, the terms and conditions set forth in this Agreement; (d) the Holder shall have given prior written notice (which may be via email or other electronic means, at the discretion of the Company) to the Company of such Holder's intention to make such Transfer and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed Transfer, and, if requested by the Company, such Holder shall have furnished the Company, at its expense, with an opinion of counsel, reasonably satisfactory to the Company; and (e) such Holder and transferee have complied with any other transfer procedures as may be required by the Company's transfer agent. For the purpose of Section 5.1 through 5.6 of this Agreement, "**Transfer**" or "**Transferred**" means any direct or indirect transfer, sale, assignment, gift, intervivos transfer, pledge, hypothecation, mortgage or other disposition or encumbrance (whether voluntary or involuntary or by operation of law), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, the Securities is transferred or shifted to another person or entity, the offer to make a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

5.1.2 The restrictions of clause (a) of Section 5.1.1 and Section 5.2 shall not apply to any of the following (each, a "**Permitted Transfer**"): (a) a Transfer without consideration to such Holder's Family Members, to a trust controlled by such Holder or to a trust created for the benefit of such Holder or such Holder's Family Members; (b) Transfers approved by the Company (in its discretion) to persons or entities that are "accredited investors" (as defined in Rule 501 promulgated under the Securities Act); (c) Transfers to the Company; or (d) Transfers as part of an offering registered with the Commission. "**Family Members**" means a child, stepchild, grandchild, parent, stepparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a Holder, and shall include adoptive relationships (and for the purposes hereof, "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse).

5.1.3 Any Transfer not made in compliance with this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. If any Holder becomes obligated to sell any Securities to the Company pursuant to Section 5.2 and fails to deliver such Securities in accordance with Section 5.2, the Company may, at its option, in addition to all other remedies it may have, send to such Holder the purchase price for such Securities as specified in the Transfer Notice (defined

below) and transfer to the name of the Company on the Company's books any certificates, instruments, or book entry representing the Securities to be sold.

5.1.4 Each certificate (if any) or book-entry notation representing the Securities shall bear the following legends (or substantially similar legends) and other restrictive legends required under applicable law:

> THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

> THESE SECURITIES ARE SUBJECT TO (A) RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A RIGHT OF FIRST REFUSAL IN FAVOR OF THE COMPANY AND A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING AND (B) A REPURCHASE RIGHT IN FAVOR OF THE COMPANY, EACH AS SET FORTH IN A SUBSCRIPTION AGREEMENT, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER OF THESE SECURITIES.

5.2 Right of First Refusal. In the event that a Holder proposes to Transfer any Securities to any person, entity or organization (the "**Transferee**"), other than a Permitted Transfer, the Company shall have the right of first refusal set forth in this Section 5.2 with respect to such Securities (the "**Right of First Refusal**"). If a Holder desires to Transfer any Securities, such Holder shall deliver written notice thereof ("**Transfer Notice**") (which may be via email or other electronic means, at the discretion of the Company) to the Company describing fully the proposed Transfer, including the number of Securities proposed to be Transferred (the "**Offered Securities**"), the proposed transfer price, the name and address of the proposed Transferee and proof satisfactory to the Company that the proposed Transfer will not violate any applicable federal or state securities laws. The Transfer Notice shall constitute a binding commitment of such Holder to the Transfer of the Offered Securities. The Company shall have the right to purchase all, but not less than all, of the Offered Securities on the terms described in the Transfer Notice by delivery to such Holder of a notice of exercise of the Right of First Refusal within thirty (30) days after the date when the Transfer Notice was delivered to the Company. The Company's rights under this Section 5.2 shall be freely assignable by the Company, in whole or in part. The Right of First Refusal shall terminate upon the first to occur of (and shall not be applicable to): (a) a Deemed Liquidation Event (as defined below) and (b) the closing of a firm commitment underwritten public offering of the Company's Common Stock pursuant to the Securities Act. For purposes of this Agreement, each of the following events is a "**Deemed Liquidation Event**": (a) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company.

5.3 <u>"Market Stand-Off" Agreement</u>. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act. For purposes of this Section 5.3, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.3 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.4 <u>Drag Along Right</u>. If a Deemed Liquidation Event is approved by each of (i) the holders of a majority of the shares of Series A Voting Common Stock then-outstanding and (ii) the Board, then each Stockholder (as defined below) shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder and entitled to vote (collectively for purposes of Section 5.4 and Section 5.5, the "**<u>Shares</u>**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.4, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. "**<u>Stockholder</u>**" means each Holder and any transferee thereof.

5.5 <u>Exceptions to Drag Along Right</u> Notwithstanding the foregoing, a Stockholder need not comply with Section 5.4 above in connection with any proposed transaction that would be a Deemed Liquidation Event (the "**<u>Proposed Sale</u>**") unless:

(a) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to

satisfy the liquidation preference of preferred stock authorized and outstanding at such time, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale; and

(d) liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale) of a negotiated aggregate indemnification amount that applies equally to all of the Company's stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder.

5.6 **Repurchase Right**. In the event of a Parent Liquidation Event (as defined below), the Company shall, in its discretion and on five days written notice (which may be provided electronically), have the right to purchase any and all outstanding shares of Series B Nonvoting Common Stock from the current Holders thereof at a price, payable in cash, equal to the fair market value of such shares determined by a nationally recognized accounting firm selected by the Company. For the purposes hereof, "**Parent Liquidation Event**" means (a) the first firm commitment underwritten public offering of AvocadoNinja, BV, an entity organized under the laws of the Netherlands (the "**Parent**") pursuant to a registration statement filed with the Securities and Exchange Commission, (b) the acquisition of the Parent by another entity by means of any transaction (including, without limitation, any reorganization, merger, reverse merger or consolidation), or (c) a sale of all or substantially all of the assets of the Parent; *provided*, *however*, that the term "Parent Liquidation Event" does not include (i) any transaction in which the stockholders of the Parent prior to the transaction hold more than 50% of the voting securities of the surviving or acquiring entity immediately after the transaction (other than in a reverse merger between the Parent and a public shell company), (ii) any transaction for the sole purpose of changing the Parent's domicile or (iii) the sale of the Parent's equity securities in any private equity financing, the principal purpose of which is to raise funds for the continued operation of the Parent.

6. GENERAL PROVISIONS.

6.1 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer any Securities unless each transferee agrees to be bound by the terms of this Agreement.

6.2 **Governing Law**. This Agreement is governed by the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of choice of law.

6.3 **Counterparts; Facsimile or Electronic Signature** This Agreement may be executed and delivered in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

6.4 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 **Notices**. Any notice required or permitted hereunder shall be given in writing and shall be via electronic mail (or mailed by registered or certified mail, postage prepaid) addressed:

6.5.1 if to Purchaser, at Purchaser's electronic mail address (or mailing address) as provided by Purchaser through the Platform and set forth in this Agreement, as may be updated in accordance with the provisions hereof;

6.5.2 if to any other holder of any Note or any shares of Series B Nonvoting Common Stock issued upon conversion thereof, at such electronic mail address (or mailing address) as shown in the Company's records, or, until any such holder so furnishes an electronic mail address and mailing address to the Company, then to and at the address of the last holder of such shares for which the Company has contact information in its records; or

6.5.3 if to the Company, toKeezel, Inc., 20377 SW Acacia Street, 2nd Floor, Newport Beach, CA 92660(or, if by mail, the Company's principal executive offices), Attn: Chief Executive Officer, or at such other address as the Company shall have furnished to the Purchasers.

With respect to any notice given by the Company under any provision of the Delaware General Corporation Law or the Charter or Bylaws, Purchaser agrees that such notice may be given by electronic mail.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given at the earlier of its receipt or 24 hours after the same has been sent by electronic mail (or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid).

6.6 **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

6.7 **Amendments and Waivers**. This Agreement may be amended or modified, and the obligations of the Company and the rights of the Purchasers under this Agreement may be waived or terminated, only upon the written consent of the Company and Purchasers holding a majority-in-interest of the aggregate outstanding principal balance under the Notes ("**Majority In Interest**").

6.8 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

6.9 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor

will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

6.10 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of federal and state courts in Orange County, California (the "**Dispute Resolution Jurisdiction**") for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

6.11 **Specific Enforcement**. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any other party, that this Agreement shall be specifically enforceable and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

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[1] NTD: 60 days after initiation of offer.